UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diamond Resorts International, Inc.
(Name of Issuer)

Common Stock, par value  $0.01
(Title of Class of Securities)

25272T 104
(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)
(Page 1 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 5, 2013 (the “Schedule 13D”).  This Amendment No. 1 is being filed by the Reporting Persons to report (i) an amendment to the Stockholders Agreement (as defined in the Schedule 13D), which, among other things, removed certain stockholders as parties to the Stockholders Agreement and (ii) the disposition by certain members of the “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) deemed to have been formed by the parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of Common Stock, representing more than 1% of the outstanding Common Stock.  As a result of such amendment to the Stockholders Agreement and disposition of shares of Common Stock, the members of such group, including the Reporting Persons, collectively hold less than 50% of the outstanding Common Stock.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 11, 2014, DRP Holdco, LLC (“DRPH”), the direct holder of the shares of Common Stock reported herein, the Issuer and the other individuals and entities who are (or were) parties to the Stockholders Agreement entered into the First Amendment to Stockholders’ Agreement (the “First Amendment”).  The First Amendment removed each stockholder identified on Exhibit A to the First Amendment (collectively, the “Subject Company Stockholders”) from being a party to, and released each Subject Company Stockholder from further obligations under, the Stockholders Agreement.  In connection with the First Amendment, the proxies and powers of attorney granted by the Subject Company Stockholders to Stephen J. Cloobeck and David F. Palmer to vote the Common Stock owned by the Subject Company Stockholders in accordance with the Stockholders Agreement were terminated.  DRPH remains a party to the Stockholders Agreement, and the First Amendment does not modify any of DRPH’s or its affiliates’ (including the Reporting Persons) obligations thereunder.  Accordingly, the Reporting Persons continue to be deemed a member of a “group” for purposes of the Exchange Act with the remaining parties to the Stockholders Agreement.  Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in the Schedule 13D and this Amendment No. 1.

The First Amendment also provides that the Stockholders Agreement may be further amended to remove as a party thereto any stockholder that individually beneficially owns, directly or indirectly, less than 0.25% of the outstanding Common Stock by a writing signed by the Issuer and such stockholder, without any further action by any of the other parties thereto.

After giving effect to the First Amendment and the disposition by certain parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of Common Stock, representing more than 1% of the outstanding Common Stock, since the IPO, the Stockholders Agreement covers an aggregate of 36,129,737 shares of Common Stock, representing approximately 47.8% of the outstanding Common Stock.  As of August 11, 2014, the Issuer ceased to qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

13.
First Amendment to Stockholders’ Agreement, dated as of August 11, 2014, among Diamond Resorts International, Inc. and the individuals and other entities party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 2014

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital,LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director